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                                                            SEC FILE NUMBER
                                                                0-23396
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                                                             CUSIP NUMBER

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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  /x/ Form 10-KSB  / / Form 20-F  / / Form 11-K
              / / Form 10-QSB  / / Form N-SAR
              For Period Ended: June 30, 1999

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:

- --------------------------------------------------------------------------------
 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- --------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Pacific Biometrics, Inc.
- ---------------------------------------------------------
Full Name of Registrant


- ---------------------------------------------------------
Former Name if Applicable

23120 Alicia Parkway
Suite 200
- ---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Mission Viejo, CA 92692
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    The Company was delayed in preparation of its Annual Report on Form 10-KSB due to reductions in administrative and accounting staff and, due to financial constraints, the Company has not yet engaged accountants to commence the year-end audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Peter B. Ludlum                           (949)          455-9724
    --------------------------------------  -----------  ------------------
       (Name)                               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    The Company's operating loss will be less than the loss incurred in the corresponding period for the last fiscal year primarily due to decreases in both Research & Development and General & Administrative expenditures, partially offset by lower revenues. Due to staffing reductions, financial constraints and finalization of other items of income and expense, a complete report on results cannot be made at this time. Finalization of other items of income and expense will probably result in the Company's net loss being materially larger than the loss incurred in the corresponding period for the last fiscal year due to asset value write-offs taken in the third quarter as previously reported.

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                           Pacific Biometrics, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1999                     By /s/ Peter B. Ludlum
      ------------------                        -------------------
                                                Peter B. Ludlum
                                                Chief Financial Officer